UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

KLX INC.

(Exact name of registrant as specified in charter)

Delaware	001-36610	47-1639172
(State or other	(Commission File Number)	(I.R.S. Employer
jurisdiction of incorporation)		Identification No.)

1300 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 383-5100

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1                                             Conflict Minerals Disclosure

Item 1.01                                           Conflict Minerals Disclosure.

KLX Inc. (the “Company”) has determined that certain “conflict minerals,” as defined in paragraph (d)(3) of Item 1.01 of Form SD, are necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured.  As such, the Company conducted a reasonable country of origin inquiry in good faith that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country”, and together with the Democratic Republic of the Congo, the “Covered Countries”).

Based on its reasonable country of origin inquiry, the Company has determined that it has no reason to believe that its necessary conflict minerals may have originated in the Covered Countries.

To arrive at this determination, the Company identified the limited number of products that are “manufactured” or “contracted to be manufactured” by the Company as well as which of those products may contain “conflict minerals,” each as defined pursuant to Form SD.  Each supplier of these products was contacted and confirmed that any conflict minerals contained in the products supplied were sourced from outside the Covered Countries based upon the supplier’s reasonable due diligence.  The determination and information described herein is available on the Company’s website at http://www.klx.com/ under “Investor Relations — Reports & SEC Filings.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KLX INC.

By:	/s/ MICHAEL F. SENFT
	Name:	Michael F. Senft
	Title:	Vice President, Chief Financial Officer and Treasurer

Date:  May 31, 2016